EXHIBIT 12.1

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions Except Per Share Amounts)

	Six Months Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

Earnings:
Income before income taxes	$971.2	$2,002.4	$2,041.9	$1,870.3	$1,668.7	$1,567.2
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	65.5	123.7	128.1	150.8	178.0	199.7
Portion of rents representative of interest factor	20.8	41.5	37.7	32.6	32.3	30.2
Interest on ESOP notes in excess of dividends on Preference Stock	—	—	—	—	1.0	2.8
Loss on equity investments	—	—	—	.6	—	—
Less:
Gain on equity investments	(1.7)	(8.5)	(.3)	—	(.2)	(2.2)

Income as adjusted	$1,055.8	$2,159.1	$2,207.4	$2,054.3	$1,879.8	$1,797.7

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$65.5	$123.7	$128.1	$150.8	$178.0	$199.7
Portion of rents representative of interest factor	20.8	41.5	37.7	32.6	32.3	30.2
Interest on ESOP notes in excess of dividends on Preference Stock	—	—	—	—	1.0	2.8
Capitalized interest	1.3	2.3	4.0	7.4	14.4	3.8

Total fixed charges	$87.6	$167.5	$169.8	$190.8	$225.7	$236.5

Ratio of earnings to fixed charges	12.1	12.9	13.0	10.8	8.3	7.6